UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F/A

AMENDMENT NO. 1

☒ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended:____________	Commission File Number 001-37408

DHX MEDIA LTD.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English (if applicable))

Canada
(Province or other jurisdiction of incorporation or organization)

7829 – Motion Picture Distribution Services
(Primary Standard Industrial Classification Code Number (if applicable))

N/A
(I.R.S. Employer Identification Number (if applicable))

1478 Queen Street
Halifax, Nova Scotia, B3J 2H7, Canada
(902) 423-0260
(Address and telephone number of Registrant’s principal executive offices)

C T Corporation System
111 Eighth Avenue

13th Floor

New York, NY 10011

(212) 590-9070
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies to:

Mark Gosine DHX Media Ltd. 1478 Queen Street Halifax, Nova Scotia, B3J 2H7, Canada (902) 423-0260	Thomas M. Rose Troutman Sanders LLP 401 9th Street, N.W., Suite 1000 Washington, D.C. 20004-2134 (757) 687-7715

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Variable Voting Shares, without par value	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☐ Annual information form	☐ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

YES ☐ NO ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

YES ☐ NO ☐

EXPLANATORY NOTE

This Amendment No. 1 to the Registration Statement on Form 40-F (File No. 001-37408) (the “Registration Statement”) of DHX Media Ltd. (the “Registrant”) is being filed to include additional exhibits, each of which is incorporated by reference in this Registration Statement. No other amendment to the Registrant’s Registration Statement is being effected hereby.

SIGNATURES

Pursuant to the requirements of the United States Securities Exchange Act of 1934, as amended, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

DHX MEDIA LTD.

	By:	/s/ Keith Abriel
Name: Keith Abriel
Title: Chief Financial Officer

Date: June 17, 2015

EXHIBIT INDEX

The following exhibits have been filed as part of the Registration Statement.

Exhibit	Description

Annual Information

99.1*	Annual Information Form for the Year ended June 30, 2013

99.2*	Management Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended June 30, 2013

99.3*	Form 52-109F1 – Certification of Annual Filings – CEO

99.4*	Form 52-109F1 – Certification of Annual Filings – CFO

99.5*	Audited Annual Consolidated Financial Statements of the Years Ended June 30, 2013 and 2012

99.6*	Annual Information Form for the Year Ended June 30, 2014

99.7*	Management Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended June 30, 2014

99.8*	Form 52-109F1 – Certification of Annual Filings – CEO

99.9*	Form 52-109F1 – Certification of Annual Filings – CFO

99.10*	ON Form 13-502F1 – Annual Participation Fee for Reporting Issuers for the Year Ended June 30, 2014

99.11*	ON Form 13-502F1 – Annual Participation Fee for Reporting Issuers for the Year Ended June 30, 2013

99.12*	Audited Annual Consolidated Financial Statements of the Years Ended June 30, 2014 and 2013

Quarterly Information

99.13*	Management Discussion and Analysis of Financial Condition and Results of Operations for the Period Ended September 30, 2013 and 2012

99.14*	Unaudited Interim Condensed Consolidated Financial Statements for the Period Ended September 30, 2013 and 2012

99.15*	Form 52-109F2 – Certification of Interim Filings – CEO

99.16*	Form 52-109F2 – Certification of Interim Filings – CFO

99.17*	Management Discussion and Analysis of Financial Condition and Results of Operations for the Period Ended December 31, 2013 and 2012

99.18*	Unaudited Interim Condensed Consolidated Financial Statements for the Period Ended December 31, 2013 and 2012

Exhibit	Description

99.19*	Form 52-109F2 – Certification of Interim Filings – CEO

99.20*	Form 52-109F2 – Certification of Interim Filings – CFO

99.21*	Management Discussion and Analysis of Financial Condition and Results of Operations for the Period Ended March 31, 2014 and 2013

99.22*	Unaudited Interim Condensed Consolidated Financial Statements for the Period Ended March 31, 2014 and 2013

99.23*	Form 52-109F2 – Certification of Interim Filings – CEO

99.24*	Form 52-109F2 – Certification of Interim Filings – CFO

99.25*	Management Discussion and Analysis of Financial Condition and Results of Operations for the Period Ended September 30, 2014 and 2013

99.26*	Unaudited Interim Condensed Consolidated Financial Statements for the Period Ended September 30, 2014 and 2013

99.27*	Form 52-109F2 – Certification of Interim Filings – CEO

99.28*	Form 52-109F2 – Certification of Interim Filings – CFO

99.29*	Management Discussion and Analysis of Financial Condition and Results of Operations for the Period Ended December 31, 2014 and 2013

99.30*	Unaudited Interim Condensed Consolidated Financial Statements for the Period Ended December 31, 2014 and 2013

99.31*	Form 52-109F2 – Certification of Interim Filings – CEO

99.32*	Form 52-109F2 – Certification of Interim Filings – CFO

99.33*	Management Discussion and Analysis of Financial Condition and Results of Operations for the Period Ended March 31, 2015 and 2014

99.34*	Unaudited Interim Condensed Consolidated Financial Statements for the Period Ended March 31, 2015 and 2014

99.35*	Form 52-109F2 – Certification of Interim Filings – CEO

99.36*	Form 52-109F2 – Certification of Interim Filings – CFO

Shareholder Meeting Materials

99.37*	Notice of Meeting and Record Date for the annual shareholder meeting held on December 11, 2013

99.38*	Notice of annual shareholder meeting held on December 11, 2013

99.39*	Management Information Circular for the annual shareholder meeting held on December 11, 2013

99.40*	Form of proxy for the annual shareholder meeting held on December 11, 2013

99.41*	Report of voting results at the annual shareholder meeting held on December 11, 2013

99.42*	Notice of Meeting and Record Date for the special shareholder meeting held on September 30, 2014

99.43*	Notice of special meeting of shareholders held on September 30, 2014

99.44*	Management Information Circular for the special shareholder meeting held September 30, 2014

Exhibit	Description

99.45*	Form of proxy for the special shareholder meeting held on September 30, 2014

99.46*	Report of voting results at the special shareholder meeting held on September 30, 2014

99.47*	Notice of Meeting and Record Date for the annual shareholder meeting held on December 15, 2014

99.48*	Notice of annual meeting of shareholders held on December 15, 2014

99.49*	Management Information Circular for the annual meeting of shareholders held on December 15, 2014

99.50*	Form of proxy for the annual shareholder meeting held on December 15, 2014

99.51*	Report of voting results at the annual shareholder meeting held on December 15, 2014

Material Change Reports

99.52*	Material Change Report dated November 1, 2013

99.53*	Material Change Report dated December 6, 2013

99.54*	Material Change Report dated December 18, 2013

99.55*	Material Change Report dated April 11, 2014

99.56*	Material Change Report dated August 8, 2014

99.57*	Material Change Report dated October 16, 2014

99.58*	Material Change Report dated November 24, 2014

99.59*	Material Change Report dated December 11, 2014

Press Releases

99.60*	Press Release dated July 11, 2013

99.61*	Press Release dated July 17, 2013

99.62*	Press Release dated August 6, 2013

99.63*	Press Release dated September 16, 2013

99.64*	Press Release dated September 18, 2013

99.65*	Press Release dated September 19, 2013

99.66*	Press Release dated September 23, 2013

99.67*	Press Release dated October 3, 2013

99.68*	Press Release dated October 15, 2013

Exhibit	Description

99.69*	Press Release dated October 29, 2013

99.70*	Press Release dated November 1, 2013

99.71*	Press Release dated November 12, 2013

99.72*	Press Release dated November 14, 2013

99.73*	Press Release dated November 21, 2013

99.74*	Press Release dated November 28, 2013

99.75*	Press Release dated November 29, 2013

99.76*	Press Release dated December 12, 2013

99.77*	Press Release dated December 12, 2013

99.78*	Press Release dated December 18, 2013

99.79*	Press Release dated December 20, 2013

99.80*	Press Release dated January 9, 2014

99.81*	Press Release dated January 16, 2014

99.82*	Press Release dated January 22, 2014

99.83*	Press Release dated January 24, 2014

99.84*	Press Release dated February 5, 2014

99.85*	Press Release dated February 12, 2014

99.86*	Press Release dated February 13, 2014

99.87*	Press Release dated March 4, 2014

99.88*	Press Release dated March 13, 2014

99.89*	Press Release dated April 10, 2014

99.90*	Press Release dated April 24, 2014

99.91*	Press Release dated May 8, 2014

99.92*	Press Release dated May 14, 2014

99.93*	Press Release dated May 20, 2014

99.94*	Press Release dated June 9, 2014

Exhibit	Description

99.95*	Press Release dated June 18, 2014

99.96*	Press Release dated July 24, 2014

99.97*	Press Release dated July 31, 2014

99.98*	Press Release dated August 5, 2014

99.99*	Press Release dated August 12, 2014

99.100*	Press Release dated September 3, 2014

99.101*	Press Release dated September 8, 2014

99.102*	Press Release dated September 19, 2014

99.103*	Press Release dated September 22, 2014

99.104*	Press Release dated September 24, 2014

99.105*	Press Release dated September 25, 2014

99.106*	Press Release dated September 30, 2014

99.107*	Press Release dated October 2, 2014

99.108*	Press Release dated October 7, 2014

99.109*	Press Release dated October 9, 2014

99.110*	Press Release dated October 9, 2014

99.111*	Press Release dated November 10, 2014

99.112*	Press Release dated November 10, 2014

99.113*	Press Release dated November 13, 2014

99.114*	Press Release dated November 14, 2014

99.115*	Press Release dated November 19, 2014

99.116*	Press Release dated November 25, 2014

99.117*	Press Release dated December 2, 2014

99.118*	Press Release dated December 2, 2014

99.119*	Press Release dated December 4, 2014

99.120*	Press Release dated December 11, 2014

Exhibit	Description

99.121*	Press Release dated December 15, 2014

99.122*	Press Release dated December 16, 2014

99.123*	Press Release dated December 18, 2014

99.124*	Press Release dated December 23, 2014

99.125*	Press Release dated January 14, 2015

99.126*	Press Release dated January 21, 2015

99.127*	Press Release dated January 22, 2015

99.128*	Press Release dated January 28, 2015

99.129*	Press Release dated February 5, 2015

99.130*	Press Release dated February 17, 2015

99.131*	Press Release dated February 17, 2015

99.132*	Press Release dated February 26, 2015

99.133*	Press Release dated March 2, 2015

99.134*	Press Release dated March 12, 2015

99.135*	Press Release dated April 1, 2015

99.136*	Press Release dated April 15, 2015

99.137*	Press Release dated April 23, 2015

99.138*	Press Release dated May 4, 2015

99.139*	Press Release dated May 12, 2015

99.140*	Press Release dated May 14, 2015

99.141*	Press Release dated May 20, 2015

99.142*	Press Release dated May 28, 2015

Constating Document

99.143*	Certificate of Amendment of the Articles of DHX Media Ltd. dated October 6, 2014

Business Acquisition Report

99.144*	Business Acquisition Report dated June 17, 2014 for the April 3, 2014 acquisition of the Epitome group of companies

99.145*	Business Acquisition Report dated October 14, 2014 for the July 31, 2014 acquisition of 8504601 Canada Inc.

Prospectuses and Corresponding Documents

99.146*	Preliminary Short Form Prospectus dated November 4, 2013

Exhibit	Description

99.147*	Underwriting Agreement, dated November 4, 2013, by and among DHX Media Ltd, Canaccord Genuity Corp., RBC Dominion Securities Inc., Scotia Capital Inc., Byron Capital Markets Ltd., GMP Securities L.P., Euro Pacific Canada Inc., Jacob Securities Inc., and Global Maxfin Capital Inc.

99.148*	Receipt dated November 4, 2013 for the Preliminary Short Form Prospectus dated November 4, 2013

99.149*	Final Short Form Prospectus dated November 14, 2013

99.150*	Amendment to Underwriting Agreement, dated November 14, 2013, by and among DHX Media Ltd, Canaccord Genuity Corp., RBC Dominion Securities Inc., Scotia Capital Inc., Byron Capital Markets Ltd., GMP Securities L.P., Euro Pacific Canada Inc., Jacob Securities Inc., and Global Maxfin Capital Inc.

99.151*	Receipt dated November 14, 2013 for the Preliminary Short Form Prospectus dated November 14, 2013

99.152*	Preliminary Short Form Prospectus dated December 18, 2013

99.153*	Underwriting Agreement, dated December 18, 2013, by and among DHX Media Ltd, Canaccord Genuity Corp., RBC Dominion Securities Inc., and Scotia Capital Inc.

99.154*	Receipt dated December 18, 2013 for the Preliminary Short Form Prospectus dated December 18, 2013

99.155*	Final Short Form Prospectus dated December 30, 2013

99.156*	Receipt dated December 30, 2013 for the Short Form Prospectus dated December 30, 2013

Material Agreements

99.157*	Share Purchase Agreement dated as of November 27, 2013 between DHX Media Ltd. and Bell Media Inc.

99.158*	Purchase Agreement dated April 3, 2014 by and among DHX Media Ltd., Linda Schuyler, and Epitome Group Holdings Inc.

99.159*	Amending Agreement dated June 2, 2014 by and among DHX Media Ltd., Skystone Media Inc. and Linda Schuyler

99.160*	Amending Agreement dated July 22, 2014 by and among DHX Media Ltd., Skystone Media Inc. and Linda Schuyler

99.161*	First Amending Agreement dated July 30, 2014 by and between DHX Media Ltd. and Bell Media Inc.

99.162*	Asset Purchase and Sale Agreement dated November 13, 2014 by and among DHX Media (Toronto) Ltd., Echo Bridge Entertainment, LLC and Alliance Atlantis International Distribution, LLC

99.163*	Agreement for the purchase of all the shares of Nerd Corps Entertainment Inc. dated as of December 1, 2014

Exhibit	Description

Consent

99.164*	Consent of Independent Auditor – PricewaterhouseCoopers LLP

99.165*	Consent of Independent Auditor – Ernst & Young LLP

Additional Exhibits

99.166 #	Press Release dated June 2, 2015

99.167 #	Press Release dated June 4, 2015

99.168 #	Press Release dated June 9, 2015

99.169 #	Press Release dated June 11, 2015

* Previously filed.

# Filed herewith.